                                                  Filed Pursuant to Rule 424(b)3
                                              Registration Statement # 333-53918

                               [MANUGISTICS LOGO]

                                  $250,000,000

                 5% CONVERTIBLE SUBORDINATED NOTES DUE 2007 AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
                            ------------------------

     We issued the Notes in a private placement in October and November 2000. Selling holders will use this Prospectus to sell the Notes and the shares of common stock into which the Notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     The holders of the Notes may convert the Notes into shares of our common stock at any time at a conversion rate of approximately 22.695 shares per $1,000 principal amount of Notes. The conversion price is $44.0625 per share. Interest on the Notes is payable on May 1 and November 1 of each year, commencing on May 1, 2001. At any time on or after November 7, 2003, we may redeem the Notes, in whole or in part, at the redemption prices as set forth in this Prospectus. However, we may not redeem the Notes unless the closing price of our stock exceeds 120% of the conversion price for at least 20 trading days in a consecutive 30-day period preceding the date we mail the redemption notice.

     In the event of a change in control, as defined in this Prospectus, each holder of Notes may require us to repurchase the Notes for cash at 100% of the principal amount of the Notes plus accrued interest.

     The Notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. There are no sinking fund provisions.

     Our common stock is listed on The Nasdaq National Market under the symbol "MANU." On March 7, 2001, the closing sale price of our common stock, as reported on The Nasdaq National Market, was $26.94.

     INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     The securities offered or sold under this Prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is March 12, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Disclosure Regarding Forward Looking Statements.............    2
Prospectus Summary..........................................    3
Risk Factors................................................    6
Ratio of Earnings to Fixed Charges..........................   18
Use of Proceeds.............................................   18
Price Range of Common Stock.................................   18
Dividend Policy.............................................   19
Selling Holders.............................................   19
Plan of Distribution........................................   21
Description of Notes........................................   23
Description of Capital Stock................................   35
Certain United States Federal Income Tax Considerations.....   37
Legal Matters...............................................   44
Experts.....................................................   44
Where You Can Find More Information.........................   45

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this Prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This Prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this Prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this Prospectus, nor from any sale made under this Prospectus, that our affairs are unchanged since the date of this Prospectus or that the information contained in this Prospectus is correct as of any time after the date of this Prospectus.

     Manugistics is a registered trademark, and the Manugistics logo and the phrases "Leveraged Intelligence," "Enterprise Profit Optimization," and "NetWORKS" are trademarks of Manugistics, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

     Unless the context otherwise requires, the terms "we," "our," "us" or "Manugistics" refers to Manugistics Group, Inc., a Delaware corporation.

     All share numbers in this Prospectus reflect the Company's two-for-one stock split effective December 7, 2000.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained in this Prospectus, this Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "anticipates", "plans", "expects", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed under the heading "Risk Factors" and the risks discussed in our future filings under the Exchange Act of 1934, as amended.

     You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future.

                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this Prospectus for more information on our business and the risks involved in investing in our securities.

                                  MANUGISTICS

OUR BUSINESS

     We are the leading global provider of Enterprise Profit Optimization(TM)
(EPO) and marketplace (electronic marketplace) solutions that help companies lower operating costs, increase revenues, enhance profitability, and accelerate growth by optimizing the supply-demand network from design and procurement through pricing and delivery. We believe EPO is an important emerging market made possible through the combination of the proven cost-reduction power of supply chain management (SCM) solutions and the breakthrough revenue-generating capacity of pricing and revenue optimization (PRO).

     Our solutions, which include our family of marketplace and application software products, strategic consulting, and implementation services, help our clients monitor and streamline their core internal operational processes involving the design, purchase, manufacture, storage, transportation, marketing, and selling and pricing of their goods and services. Our solutions help integrate clients' internal processes with those of their trading partners and provide the collaboration and optimization required throughout the demand and supply chains and across extended marketplaces. Our solutions also help our clients improve customer service and improve resource allocation through more effective operational decisions, driving revenue higher and costs lower.

     Increasing global competition, shortening product life cycles and developing marketplace initiatives of new and existing competitors are driving enterprises to provide improved levels of customer service while shortening their time-to-market. We were an early innovator in trading partner collaboration, with our first Internet-ready products commercially available in late 1997. Our technology initiatives continue to focus on the changing needs of companies in the markets we serve, as well as the requirements of the new marketplace economy. Our NetWORKS(TM) products are web enabled through our WebWORKS(TM) architecture and have provided advanced integration to disparate systems through our WebConnect products. Through our exchange platform ExchangeWORKS(TM), we are now addressing the new marketplace processes enabled by the Internet, such as auctions, dynamic pricing, procurement, track and trace, as well as order and pipeline visibility.

     We offer solutions to companies in a diverse array of industries including agriculture, apparel, chemicals, consumer durables, consumer packaged goods, electronics & high technology, energy, food & beverage, government, logistics, metals, motor vehicles & parts, pharmaceuticals, pulp & paper, retail, services and transport, travel & hospitality. Our customer base of over 1,100 clients includes large, multinational enterprises such as 3Com, Cisco Systems, Coca-Cola Bottling, Astec Power Division of Emerson, Ford, Fuji Photo Film USA, Harley-Davidson, Levi Strauss & Co., Marriott, Texas Instruments, The Limited and Unilever, as well as medium-sized enterprises and emerging marketplaces.

     Our principal executive offices are located at 2115 East Jefferson Street, Rockville, Maryland 20852, and our main telephone number is (301) 984-5000. We have offices in Atlanta, Chicago, Denver, Irving, TX, Mountain View, CA, Wayne, PA and San Mateo, CA in the United States, and internationally in Australia, Belgium, Brazil, Canada, France, Germany, Italy, Japan, Mexico, The Netherlands, Singapore, Spain, Sweden and the United Kingdom.

RECENT DEVELOPMENTS

     As previously announced, on December 21, 2000, we completed the acquisition of Talus Solutions, Inc. ("Talus"), a Delaware corporation, in a stock-for-stock merger (the "Merger"). Talus, headquartered in Atlanta, Georgia, is a leading provider of Pricing and Revenue Optimization (PRO) products and services.

     In connection with the closing of the Merger, we issued a total of 7,026,260 shares of our common stock on December 21, 2000. Of these shares, a total of approximately 5,972,530 shares were delivered to the exchange agent for direct transfer to the former Talus stockholders following closing of the Merger. A total of approximately 1,053,730 shares were delivered to State Street Bank and Trust Company, as escrow agent, to secure potential indemnification claims we may have. To the extent that the escrowed shares are not subject to indemnification claims, the escrowed shares will be delivered to the former Talus stockholders in two installments, on October 31, 2001 and on July 2, 2002.

     In addition, a total of approximately 1,373,608 shares have been reserved for issuance upon exercise of Talus stock options and warrants assumed by us in connection with the Merger.

     Certain former Talus stockholders holding a total of approximately 5,456,460 shares of our common stock, including escrowed shares, have agreed not to resell such shares prior to three staged release dates: January 18, 2001, May 31, 2001 and October 31, 2001. All remaining shares shall be released on October 31, 2001.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following historical consolidated statement of operations data for the years ended February 29 or 28, 1998, 1999 and 2000 is derived from our audited financial statements. The unaudited statement of operations data for the nine months ended November 30, 1999 and 2000 and consolidated balance sheet data as of November 30, 2000 is derived from our Quarterly Report on Form 10-Q filed on January 16, 2001 with the Securities and Exchange Commission (the "SEC"). The unaudited pro forma combined condensed financial data is derived from the Current Report on Form 8-K filed with the SEC on January 18, 2001.

                                              HISTORICAL                                          HISTORICAL
                              ------------------------------------------    PRO FORMA     ---------------------------    PRO FORMA
                                          FISCAL YEAR ENDED                ------------                                 ------------
                                          FEBRUARY 29 OR 28,                              NINE MONTHS    NINE MONTHS
                              ------------------------------------------   FEBRUARY 29,   NOVEMBER 30,   NOVEMBER 30,   NOVEMBER 30,
                                 1998            1999            2000      2000(1),(2)        1999           2000       2000(1),(2)
                              ----------      ----------      ----------   ------------   ------------   ------------   ------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 License fees...............   $107,547        $ 73,802        $ 60,421     $  60,645       $ 38,423       $ 90,290      $  92,217
 Consulting, solution
   support and other
   services.................     72,716         103,762          92,012       129,638         70,359         88,375        118,338
                               --------        --------        --------     ---------       --------       --------      ---------
     Total revenues.........   $180,263        $177,564        $152,433     $ 190,283       $108,782       $178,665      $ 210,555
                               --------        --------        --------     ---------       --------       --------      ---------
Operating expenses:
 Cost of license fees.......   $ 11,102        $ 13,415        $ 13,685     $  13,835       $  9,596       $ 14,365      $  14,365
 Cost of consulting,
   solution support and
   other services...........     33,213          50,585          44,346        74,715         32,703         39,636         57,778
 Sales and marketing........     66,228         103,006          61,439        70,920         43,212         78,844         85,201
 Product development........     32,794          49,389          29,150        36,455         21,977         25,179         32,150
 General and
   administrative...........     14,639          19,828          15,837       114,393         11,736         16,282         92,329
 Acquisition-related
   expenses.................         --           3,095              --            --             --             --             --

                                              HISTORICAL                                          HISTORICAL
                              ------------------------------------------    PRO FORMA     ---------------------------    PRO FORMA
                                          FISCAL YEAR ENDED                ------------                                 ------------
                                          FEBRUARY 29 OR 28,                              NINE MONTHS    NINE MONTHS
                              ------------------------------------------   FEBRUARY 29,   NOVEMBER 30,   NOVEMBER 30,   NOVEMBER 30,
                                 1998            1999            2000      2000(1),(2)        1999           2000       2000(1),(2)
                              ----------      ----------      ----------   ------------   ------------   ------------   ------------
 Non-cash stock compensation
   expense..................         --              --              --         7,597             --         14,638(4)      20,986
 Restructuring costs........         --          33,775          (1,506)        2,450           (699)            --           (211)
 Purchased research and
   development..............     47,340              --              --            --             --             --             --
                               --------        --------        --------     ---------       --------       --------      ---------
Total operating expenses....   $205,316        $273,093        $162,951     $ 320,365       $118,525       $188,944      $ 302,598
                               --------        --------        --------     ---------       --------       --------      ---------
Loss from operations........    (25,053)        (95,529)        (10,518)     (130,082)        (9,743)       (10,279)       (92,043)
Other income -- net.........      2,863           2,362           1,389       (12,027)         1,235          1,021         (8,489)
                               --------        --------        --------     ---------       --------       --------      ---------
Loss before income taxes....    (22,190)        (93,167)         (9,129)     (142,109)        (8,508)        (9,258)      (100,532)
Provision (Benefit) for
 income taxes...............     (9,025)          2,945            (184)         (184)          (657)         2,154          2,154
                               --------        --------        --------     ---------       --------       --------      ---------
Net loss....................   $(13,165)       $(96,112)       $ (8,945)    $(141,925)      $ (7,851)      $(11,412)     $(102,686)
                               ========        ========        ========     =========       ========       ========      =========
Basic loss per share........   $  (0.28)       $  (1.82)       $  (0.16)    $   (2.29)      $  (0.14)      $  (0.20)     $   (1.59)
                               ========        ========        ========     =========       ========       ========      =========
Shares used in basic share
 computation................     46,968          52,804          54,972        61,998         54,594         57,378         64,404
                               ========        ========        ========     =========       ========       ========      =========
Diluted loss per share......   $  (0.28)       $  (1.82)       $  (0.16)    $   (2.29)      $  (0.14)      $  (0.20)     $   (1.59)
                               ========        ========        ========     =========       ========       ========      =========
Shares used in diluted share
 computation................     46,968          52,804          54,972        61,998         54,594         57,378         64,404
                               ========        ========        ========     =========       ========       ========      =========

                                                                 NOVEMBER 30, 2000
                                                              -----------------------
                                                               ACTUAL    PRO FORMA(3)
                                                              --------   ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $280,774     $293,105
Working capital.............................................   287,640      291,977
Total assets................................................   434,132      834,337
Long-term debt (less current portion).......................   250,116      254,054
Accumulated deficit.........................................  (113,614)    (113,614)
Total stockholders' equity..................................   110,220      485,974

---------------
(1) The pro forma consolidated statement of operations data for the year ended February 29, 2000 and the nine months ended November 30, 2000 reflects Manugistics' acquisition of Talus Solutions, Inc. as if it had taken place on March 1, 1999. See the Current Report on Form 8-K filed with the SEC on January 18, 2001 which is incorporated herein by reference.

(2) The pro forma consolidated statement of operations data for the year ended February 29, 2000 and nine months ended November 30, 2000 reflects the note offering as if it had taken place on March 1, 1999. See the Current Report on Form 8-K filed with the SEC on January 18, 2001 which is incorporated herein by reference.

(3) The pro forma balance sheet data reflects Manugistics acquisition of Talus Solutions, Inc. as if it had taken place on November 30, 2000. See the Current Report Form 8-K filed with the SEC on January 18, 2001 which is incorporated herein by reference.

(4) During the nine months ended November 30, 2000, we incurred non-cash stock compensation expense totaling $14.6 million in connection with the application of FASB Interpretation No. 44 (FIN 44) "Accounting for Certain Transactions Involving Stock Compensation" to the January 1999 repriced stock options. See our Quarterly Report on Form 10-Q filed on January 16, 2001 for the impact of the non-cash stock compensation on the various expense line items.

                                  RISK FACTORS

     An investment in the Notes or the shares of common stock into which the Notes are convertible involves a high degree of risk. Before you decide to purchase the Notes or the shares of common stock into which the Notes are convertible, you should carefully consider these risk factors together with all of the other information included in this Prospectus.

                         RISKS RELATED TO OUR BUSINESS

AS A RESULT OF RECENT SIGNIFICANT CHANGES IN OUR MANAGEMENT, PERSONNEL AND PRODUCTS, YOU MAY HAVE DIFFICULTY EVALUATING OUR PROSPECTS BASED ON OUR SIGNIFICANT LOSSES IN RECENT FISCAL YEARS.

     We experienced operational difficulties in fiscal 1999 and the first half of fiscal 2000. Problems with our direct sales operation and intense competition, among other factors, contributed to net losses in fiscal 1999 and fiscal 2000, and for the nine months ended November 30, 2000. In response to our problems, we hired a new executive management team, enhanced our supply chain optimization and marketplace products and services, expanded the scope of our product and service offerings to include pricing and revenue optimization and improved our direct sales organization. Our ability to continue to achieve operational improvements and improve our financial performance will be subject to a number of risks and uncertainties, including the following:

     - slower growth in the market for supply chain management, pricing/revenue optimization and marketplace solutions;

     - our ability to introduce new software products and services to respond to technological and client needs;

     - our ability to manage our anticipated growth;

     - our ability to hire, integrate and deploy our direct sales force effectively;

     - our ability to expand our distribution capability through indirect sales channels;

     - our ability to respond to competitive developments and pricing; and

     - our dependence on our current executive officers and key employees.

     If we fail to successfully address these risks and uncertainties, our business could be harmed and we could continue to incur significant losses.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES IN RECENT FISCAL YEARS. OUR FUTURE RESULTS WILL BE ADVERSELY AFFECTED BY SEVERAL TYPES OF NON-CASH CHARGES. IF WE DO NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE, OUR STOCK PRICE MAY DECLINE.

     We have recently incurred significant losses, including net losses of $11.4 million for the nine-months ended November 30, 2000, $8.9 million in fiscal 2000 and $96.1 million in fiscal 1999. We will incur non-cash charges in the future related to the amortization of intangible assets and non-cash compensation expenses associated with our acquisition of Talus and the amortization of intangible assets relating to our acquisition of STG Holdings Inc., and related to investment banking fees associated with our private placement of 5% subordinated convertible notes. In addition, we may incur non-cash compensation charges related to our stock option repricing as discussed in more detail on page 14. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenues and achieve profitability will be affected by the other risks and uncertainties described in this section. Our failure to achieve profitability could cause our stock price to decline, and our ability to finance our operations could be impaired.

OUR OPERATING RESULTS FLUCTUATE, AND IF WE FAIL TO MEET THE EXPECTATIONS OF THE INVESTMENT COMMUNITY IN ANY PERIOD, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY.

     Our revenues and operating results are difficult to predict, and we believe that period-to-period comparisons of our operating results will not necessarily be indicative of future performance. The factors that may cause fluctuations of our quarterly operating results include the following:

     - the size, timing and contractual terms of licenses and sales of our products and services;

     - the potentially long and unpredictable sales cycle for our products;

     - technical difficulties in our software that could delay the introduction of new products or increase their costs;

     - introductions of new products or new versions of existing products by us or our competitors;

     - changes in prices or the pricing models for our products and services or those of our competitors;

     - changes in the mix of our software license revenues, consulting revenues and solution support revenues;

     - changes in the mix of sales channels through which our products and services are sold; and

     - changes in rules relating to revenue recognition or in interpretations of those rules.

     Due to fluctuations from quarter to quarter, our operating results may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock could decline significantly.

VARIATIONS IN THE TIME IT TAKES US TO SELL OUR SOLUTIONS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     The time it takes to sell our solutions to prospective clients varies substantially, but typically ranges between six and twelve months. Variations in the length of our sales cycles could cause our revenues to fluctuate widely from period to period. Because we typically recognize a substantial portion of our license revenues in the last month of a quarter, any delay in the sale of our products could cause significant variations in our revenues from quarter to quarter. Furthermore, because our operating expenses are relatively fixed over the short term and we devote significant time and resources to prospective clients, these fluctuations could cause our operating results to suffer in some future periods. The length of our sales cycle depends on a number of factors, including the following:

     - the complexities of the supply chain, pricing/revenue and marketplace problems our solutions address;

     - the breadth of the solution required by the client, including the technical, organizational and geographic scope of the license;

     - the evaluation and approval process employed by the client;

     - the sales channel through which the solution is sold; and

     - any other delays arising from factors beyond our control.

THE SIZE AND SCOPE OF OUR CONTRACTS WITH CLIENTS ARE INCREASING, WHICH MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     Our clients and prospective clients are seeking to solve increasingly complex supply chain, pricing/revenue and marketplace problems. Further, we are now focusing on providing total solutions to our clients, as opposed to only licensing software. As the complexity of the problems our clients seek to solve increases, the size and scope of our contracts with clients increase. As a result, our operating results could fluctuate due to the following factors:

     - the complexity of our contracts;

     - contractual terms may vary widely, which may result in differing methods of accounting for revenue from each contract;

     - losses of, or delays in concluding, larger contracts could have a proportionately greater effect on our revenues for a particular period; and

     - the sales cycles related to larger contracts may be longer and subject to greater delays.

     Any of these factors could cause our revenues to decline or fluctuate significantly in any quarter and could cause a decline in our stock price.

WE HAVE EXPERIENCED DIFFICULTIES INTEGRATING ACQUISITIONS IN THE PAST AND MAY EXPERIENCE PROBLEMS WITH FUTURE ACQUISITIONS THAT COULD MATERIALLY HARM OUR BUSINESS.

     Acquisitions involve the integration of companies that have previously operated independently. In connection with any acquisition, there can be no assurance that we will:

     - effectively integrate employees, operations, products and systems;

     - realize the expected benefits of the transaction;

     - retain key employees;

     - effectively develop and protect key technologies and proprietary know-how;

     - avoid conflicts with our clients who have commercial relationships or compete with the acquired company;

     - avoid unanticipated operational difficulties or expenditures; and

     - effectively operate our existing business lines, given the significant diversion of resources and management attention required to successfully integrate acquisitions, including the acquisition of Talus in December 2000.

     We experienced significant difficulties with the integration of the products and operations of ProMIRA Software, Inc. (ProMIRA), and TYECIN Systems, Inc. (TYECIN), which we acquired in the first half of calendar year 1998. These difficulties included problems integrating the prior ProMIRA sales forces and the delayed releases of the in-process technology acquired as part of the transaction. In addition, as a result of the poor financial performance we experienced in fiscal 1999, the technology acquired in conjunction with the TYECIN acquisition was not integrated into our solutions and, therefore, revenues generated from this technology have been nominal. Similar difficulties with future acquisitions could materially and adversely affect our business, results of operations and financial condition.

WE MAY ENCOUNTER PROBLEMS EFFECTIVELY INTEGRATING TALUS.

     On December 21, 2000, we completed the acquisition of Talus, a privately held company that provides pricing and revenue optimization products and services. This acquisition is substantially larger than all of our prior acquisitions, not all of which have been successful. In addition to the risks described above in connection with acquisitions generally, the ultimate success of our acquisition of Talus is dependent on factors which include the following:

     - our ability to complete the commercial release of Talus' custom-developed products;

     - our ability to protect and maintain Talus' intellectual property rights;

     - our ability to successfully market and license the products Talus has developed and is developing for commercial release;

     - our ability to successfully integrate Talus' technologies;

     - our ability to retain and motivate Talus' employees;

     - market acceptance of the products Talus has commercially developed to date;

     - our ability to fulfill our strategic plan for the acquisition of Talus by integrating our supply chain and marketplace capabilities and products with Talus' pricing and revenue optimization products and services;

     - market acceptance of our combined supply chain and pricing and revenue optimization solutions;

     - our ability, together with Talus, to cross-sell products and services into our respective markets; and

     - the outcome of disputes and litigation which have arisen in the ordinary course of business.

OUR ACQUISITION OF TALUS WILL ADVERSELY AFFECT OUR COMBINED FINANCIAL RESULTS.

     We will incur substantial dilution to our earnings per share in accordance with generally accepted accounting principles for the foreseeable future as a result of the Talus acquisition. In connection with the acquisition, we will amortize approximately $23 million of deferred compensation related to unvested stock options over four years. Further, we will incur an annual amortization charge of approximately $92 million related to goodwill and intangible assets over the next four years.

WE DEPEND ON SALES OF OUR SUPPLY CHAIN MANAGEMENT, PRICING/REVENUE OPTIMIZATION AND MARKETPLACE SOLUTIONS, AND OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED IF THE MARKET FOR OUR PRODUCTS DOES NOT CONTINUE TO GROW.

     Substantially all of our software license fees, consulting revenues and solution support revenues have arisen from, or are related directly to, our supply chain management, pricing/revenue optimization and marketplace solutions. We expect to continue to be dependent upon these products in the future, and any factor adversely affecting the products or the market for supply chain management, pricing/revenue optimization and marketplace solutions, in general, would materially and adversely affect our ability to generate revenues. While we believe the market for supply chain management, pricing/revenue optimization and marketplace solutions will continue to expand, it may grow more slowly than in the past. If the market for our products does not grow as rapidly as we expect, revenue growth, operating margins or both could be adversely affected.

OUR MARKETS ARE VERY COMPETITIVE, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

     The markets for our solutions are very competitive. The intensity of competition in our markets has significantly increased and we expect it to increase in the future. Our current and potential competitors may make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Further, our current or prospective clients and partners may become competitors in the future. Increased competition is likely to result in price reductions, lower gross margins, longer sales cycles and the loss of market share. Each of these developments could materially and adversely affect our growth and operating performance.

MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY MORE RESOURCES THAN WE DO AND, THEREFORE, WE MAY BE AT A DISADVANTAGE IN COMPETING WITH THEM.

     We directly compete with other application software vendors including:
Adexa, Inc., Aspen Technology, Inc., The Descartes Systems Group Inc., i2 Technologies, Inc., Logility, Inc. Micros Systems, Inc., PROS Revenue Management, Sabre, Inc., SynQuest and YieldStar Technology. Some marketplace software companies that do not currently offer competitive products or solutions, such as Ariba, Inc. and Commerce One, may begin to compete directly with us. In addition, some enterprise resource planning (ERP) companies such as Invensys plc (which acquired Baan Company N.V.), J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc., and SAP AG have acquired or developed and are continuing to develop supply chain planning software products. Some of our current and potential competitors, particularly the ERP vendors, have significantly greater financial, marketing, technical and other competitive resources than us, as well as greater name recognition and a larger installed base of clients. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Any of these factors could materially impair our ability to compete and adversely affect our revenue growth and operating performance.

IF WE FAIL TO DEVELOP NEW PRODUCTS AND SERVICES IN THE FACE OF OUR INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     The markets for supply chain management, pricing/revenue optimization and marketplace solutions are subject to rapid technological change, changing client needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend, in part, upon our ability to enhance existing applications and develop and introduce new applications or capabilities that:

     - meet or exceed technological advances in the marketplace;

     - meet changing client requirements;

     - comply with changing industry standards;

     - achieve market acceptance;

     - integrate third-party software effectively; and

     - respond to competitive offerings.

     Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing clients and fail to attract new clients, which may adversely affect our performance.

DEFECTS IN OUR SOFTWARE OR PROBLEMS IN THE IMPLEMENTATION OF OUR SOFTWARE COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CLIENTS, LOSS OF REVENUES OR DELAYS IN THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Our software products are complex and are frequently integrated with a wide variety of third-party software. We may license products that contain undetected errors or failures when new products are first introduced or as new versions are released. We may also be unable to meet client expectations in implementing our solutions. These problems may result in claims for damages suffered by our clients or a loss of, or delays in, the market acceptance of our products.

In the past, we have discovered software errors in our new releases and new products after their introduction. In the event that we experience significant software errors in future releases, we could experience claims for damages, delays in product releases, client dissatisfaction and potentially lost revenues during the period required to correct these errors. In the future, we may discover errors or limitations in new releases or new products after the commencement of commercial shipments. Any of these errors, defects or delays could materially harm our business.

WE ARE DEPENDENT ON THIRD-PARTY SOFTWARE THAT WE INCORPORATE INTO, AND INCLUDE WITH, OUR PRODUCTS AND SOLUTIONS, AND IMPAIRED RELATIONS WITH THESE THIRD PARTIES, DEFECTS IN THIRD-PARTY SOFTWARE OR THE INABILITY TO ENHANCE THEIR SOFTWARE OVER TIME COULD HARM OUR BUSINESS.

     We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. The operation of our products would be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities. Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software. Any impairment in our relationship with these third parties could adversely impact our business and financial condition.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD PARTIES TO INTEGRATE OUR SOFTWARE WITH OTHER SOFTWARE PRODUCTS AND PLATFORMS.

     We depend on companies such as Extricity, Inc., Vignette Corporation and webMethods, Inc. to integrate our software with software and platforms developed by third parties. If these companies are unable to develop or maintain software that effectively integrates our software and is free from errors, our ability to license our products and provide solutions could be impaired. Further, we rely on these companies to maintain relationships with the companies that provide the external software that is vital to the functioning of our products and solutions. The loss of any company that we use to integrate our software products could adversely affect our business, results of operations and financial condition.

OUR EFFORTS TO DEVELOP RELATIONSHIPS WITH VENDORS SUCH AS SOFTWARE COMPANIES, CONSULTING FIRMS, RESELLERS AND OTHERS TO IMPLEMENT AND PROMOTE OUR SOFTWARE PRODUCTS MAY FAIL.

     We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others that we believe can play an important role in marketing our products. We are currently investing, and intend to continue to invest significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with whom we are developing or maintaining marketing relationships have commercial relationships with our competitors. Therefore, there can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our results of operations.

WE HAVE ONLY RECENTLY ENTERED INTO CONTRACTS WITH GOVERNMENTAL AGENCIES. THESE CONTRACTS OFTEN INVOLVE LONG PURCHASE CYCLES AND COMPETITIVE PROCUREMENT PROCESSES.

     We have recently begun providing our solutions to government agencies and expect that a significant portion of our future revenues may be derived from government agency clients.

Obtaining government contracts may involve long purchase cycles, competitive bidding, qualification requirements, performance bond requirements, delays in funding, budgetary constraints and extensive specification development and price negotiations. In order to facilitate doing business with the federal government, we have submitted a schedule of prices for our products and services to the General Services Administration. We are permitted to update our schedule of prices only on an annual basis. Each government agency maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Government agencies also often retain a significant portion of fees payable upon completion of a project and collection of such fees may be delayed for several months. Accordingly, our revenues could decline as a result of these government procurement processes. In addition, it is possible that, in the future, some of our government contracts may be fixed price contracts which may prevent us from recovering costs incurred in excess of our budgeted costs. Fixed price contracts may require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contract cost, we will not be able to recover the excess costs. If we fail to properly anticipate costs on fixed price contracts, our profit margins will decrease. Some government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Multi-year contracts are contingent on overall budget approval by Congress and may be terminated due to lack of funds.

INCREASED SALES THROUGH INDIRECT CHANNELS MAY ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

     Even if our marketing efforts through indirect channels are successful and result in increased sales, our average selling prices and operating margins could be adversely affected because of the lower unit prices that we receive when selling through indirect channels.

IF WE FAIL TO EFFECTIVELY EXPAND OUR SALES ORGANIZATION, OUR ABILITY TO GROW WILL BE LIMITED.

     Our continuing efforts to expand our sales organization will require significant resources. New sales personnel will require training and may take a long time to achieve full productivity. Further, the competition for qualified sales personnel is intense, and there is no assurance that we can attract and retain qualified sales people at levels sufficient to support our growth. Any failure to adequately sell and support our products could limit our growth and adversely affect our performance.

THE LIMITED ABILITY OF LEGAL PROTECTIONS TO SAFEGUARD OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of confidentiality procedures, contractual provisions, patent, copyright, trademark and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

OUR PRODUCTS MAY INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO INCUR UNEXPECTED COSTS OR PREVENT US FROM SELLING OUR PRODUCTS.

     The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. In recent years, there has been a tendency by software companies to file substantially increasing numbers of patent applications. We have no way of knowing what patent applications third parties have filed until a patent is issued. It can take as long as three years for a patent to be granted after an application has been filed. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could materially and adversely affect our business.

OUR INTERNATIONAL OPERATIONS POSE RISKS FOR OUR BUSINESS AND FINANCIAL
CONDITION.

     We currently conduct operations in a number of countries around the world. These operations require significant management attention and financial resources and subject us to risks inherent in doing business internationally, such as:

     - regulatory requirements;

     - difficulties in staffing and managing foreign operations;

     - longer collection cycles;

     - different accounting practices;

     - problems in collecting accounts receivable;

     - legal uncertainty regarding liability, ownership and protection of intellectual property;

     - tariffs and other trade barriers;

     - seasonal reductions in business activities;

     - potentially adverse tax consequences; and

     - political instability.

     Any of the above factors could adversely affect the success of our international operations. One or more of these factors could have a material adverse effect on our business and operating results.

FLUCTUATIONS IN FOREIGN CURRENCIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Although the majority of our contracts are denominated in U.S. dollars, most of the revenues from licenses with customers outside the United States have been denominated in foreign currencies, typically in the local currency of our selling business unit. We anticipate that the proportion of our revenues denominated in foreign currencies will increase. A decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency fluctuations. With respect to our international sales that are U.S. dollar-denominated, an increase in the value of the U.S. dollar relative to the value of foreign currencies could make our products and services less competitive with respect to price.

IF WE LOSE OUR KEY PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

     Our success depends significantly on the continued service of our executive officers. We do not have fixed-term employment agreements with any of our executive officers, and we do not maintain key person life insurance on our executive officers. The loss of services of any of our officers for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

THE FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL WOULD HARM OUR BUSINESS.

     We believe that our success also will depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing and services personnel. Competition for skilled personnel is intense, and there can be no assurance that we will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. In addition, the cost of hiring and retaining skilled employees is high, and this reduces our profitability. Failure to attract and retain highly skilled personnel could materially and adversely affect our business. An important component of our employee compensation is stock options. A decline in our stock price could adversely affect our ability to attract and retain employees, as it has in the past.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT CHANGES IN OUR SENIOR MANAGEMENT TEAM AND THERE IS NO ASSURANCE THE TEAM WILL WORK TOGETHER EFFECTIVELY.

     Commencing in the first quarter of fiscal 2000, we have completely changed our senior management team. Gregory J. Owens, our Chief Executive Officer, joined us in April 1999. With one exception, all of our other present executive officers joined us after Mr. Owens. Our success depends on the ability of our management team to work together effectively. Our business, revenues and financial condition will be materially and adversely affected if our senior management team does not manage our company effectively or if we are unable to retain our senior management.

EXPENSES ARISING FROM OUR STOCK OPTION REPRICING MAY HAVE A MATERIAL ADVERSE IMPACT ON FUTURE PERFORMANCE.

     In response to the poor performance of our stock price between May 1998 and January 1999, we offered to reprice employee stock options, other than those held by our executive officers or directors, effective January 29, 1999, to bolster employee retention. The effect of this repricing resulted in options to acquire approximately 3,040,000 shares being repriced and the four-year vesting period starting over. The recently adopted FASB Interpretation No. 44 of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," requires us to record compensation expense or benefit associated with the change in the market price of these options. The increase in our common stock market price since the FASB-mandated measurement date of July 1, 2000 resulted in a non-cash stock compensation expense of $14.6 million being recorded for the nine months ended November 30, 2000. This non-cash stock compensation expense caused what would otherwise have been reported as net income for the nine months of $3.2 million, or $0.05 per basic and diluted share, to be reported as a net loss of $11.4 million, or $0.20 per basic and diluted share. In each future quarter, we will record the additional expense or benefit related to the repriced stock options still outstanding based on the change in our common stock price as compared to the measurement date. As a result, the repricing may continue to have a material adverse impact on reported financial results and could therefore negatively affect our stock price.

WE MAY BE SUBJECT TO FUTURE LIABILITY CLAIMS, AND OUR COMPANY'S AND PRODUCTS' REPUTATION MAY SUFFER.

     Many of our implementations involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for the failure. We have entered into and plan to continue to enter into agreements with software vendors, consulting firms, resellers and others whereby they market our solutions. If these vendors fail to meet their clients' expectations or cause failures in their clients' systems, the reputation of our company and products could be materially and adversely affected even if our software products perform in accordance with their functional specifications.

                         RISKS RELATED TO OUR INDUSTRY

LACK OF GROWTH OR DECLINE IN INTERNET USAGE OR MARKETPLACES COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

     The growth of the Internet has increased demand for supply chain management, pricing/revenue optimization and marketplace solutions, as well as created markets for new and enhanced product offerings. Therefore, our future sales and profits are substantially dependent upon the Internet as a viable commercial marketplace. The Internet may not succeed in becoming a viable marketplace for a number of reasons, including:

     - potentially inadequate development of network infrastructure or delayed development of enabling technologies and performance improvements;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - concerns that may develop among businesses and consumers about accessibility, security, reliability, cost, ease of use and quality of service;

     - increased taxation and governmental regulation; or

     - changes in, or insufficient availability of, communications services to support the Internet, resulting in slower Internet user response times.

     The occurrence of any of these factors could require us to modify our technology and our business strategy. Any such modifications could require us to expend significant amounts of resources. In the event that the Internet does not become and remain a viable commercial marketplace, our business, financial condition and results of operations could be materially and adversely affected.

NEW LAWS OR REGULATIONS AFFECTING THE INTERNET, MARKETPLACES OR COMMERCE IN GENERAL COULD REDUCE OUR REVENUES AND ADVERSELY AFFECT OUR GROWTH.

     Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our products or services, and our business and operating results could suffer.

THE VIABILITY OF ELECTRONIC MARKETPLACES IS UNCERTAIN.

     Electronic marketplaces that allow collaboration over the Internet among trading partners are relatively new and unproven. There can be no assurance that trading partners will adopt marketplaces as a method of doing business. Trading partners may fail to participate in marketplaces for a variety of reasons, including:

     - concerns about the confidentiality of information provided electronically to marketplaces;

     - the inability of technological advances to keep pace with the volume of information processed by marketplaces; and

     - regulatory issues, including antitrust issues that may arise when trading partners collaborate through marketplaces.

     Any of these factors could limit the growth of marketplaces as an accepted means of commerce. Slower growth or the abandonment of the marketplace concept in one or more industries could have a material adverse affect on our results of operations and financial condition.

                           RISKS RELATED TO THE NOTES

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     In November 2000, we completed a debt offering of $250 million in 5% subordinated convertible notes. Our indebtedness could have important consequences for investors. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     Although we have no present plans to do so, we may incur substantial additional debt in the future. Neither the terms of our credit facility nor the terms of these Notes fully prohibit us from doing so. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

     We will be required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. We have net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make principal and interest payments on the Notes. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

RESALES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK ISSUED IN CONNECTION WITH THE ACQUISITION OF TALUS SOLUTIONS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     In connection with the acquisition of Talus Solutions, Inc., we issued 7,026,260 new shares of our common stock. Of these shares, a total of 5,972,530 shares were delivered to Manugistics' exchange agent for direct transfer to the former Talus stockholders and a total of 1,053,730 shares were delivered to State Street Bank and Trust Company, as escrow agent, to secure potential indemnification claims of Manugistics. To the extent that the escrowed shares are not subject to indemnification claims, the escrowed shares will be released, subject to existing claims, in two installments, on October 31, 2001 and July 2, 2002. Of the 5,972,530 shares delivered to the exchange agent, approximately 1.3 million shares were freely tradable upon completion of the acquisition. The remaining approximately 4.6 million shares are subject to share transfer restrictions and will become available for sale in three stages in accordance with the terms of the share transfer restriction agreements signed by certain principals of Talus Solutions, Inc. The first release date was January 18, 2001, at which time approximately 1.4 million shares were released. The balance of these shares will be released, in accordance with the terms of the share transfer restriction agreements, on May 31, 2001 and October 31, 2001.

     In addition, at closing, a total of approximately 1.4 million shares were reserved for issuance upon exercise of outstanding Talus Solution's stock options and warrants which were assumed by Manugistics. Options to purchase a total of approximately 700,000 shares were exercisable at the time of completion of the acquisition. In addition, a total of approximately 370,000 of these shares were subject to share transfer restrictions which expired January 18, 2001.

SALES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK BY OUR EXECUTIVE OFFICERS AND DIRECTORS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Certain of our executive officers have entered into pre-established trading plans pursuant to which they sold a total of approximately 515,000 shares of our common stock in January 2001. Thereafter, they will sell up to approximately 300,000 shares per fiscal quarter pursuant to their trading plans. These quarterly sales will continue until the trading plans are modified or terminated. Certain of our other executive officers and directors are considering establishing similar plans to sell shares on a quarterly basis. The sale of these shares may cause the market price of our stock price to decline.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us even if doing so would be beneficial to stockholders. For example, our bylaws provide for a classified board of directors and allow our board of directors to expand its size and fill any vacancies without stockholder approval. In addition, our bylaws require a two-thirds vote of stockholders to remove a director from office. Furthermore, our board has the authority to issue preferred stock and to designate the voting rights, dividend rate and privileges of the preferred stock all of which may be greater than the rights of common stockholders.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the market for supply chain management, pricing/revenue optimization and marketplace solutions;

     - changes in the performance and/or market valuations of our current and potential competitors and the software industry in general;

     - our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;

     - adverse or unfavorable publicity regarding us or our products;

     - additions or departures of key personnel;

     - our sales of additional capital stock; and

     - other events or factors that may be beyond our control.

     In addition, the stock markets in general, The Nasdaq National Market and the market for software companies in particular, have recently experienced extreme price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for the years ended February 29, 1996 and February 28, 1997 was 57x and 22x, respectively. Our earnings were insufficient to cover fixed charges in the years ended February 29 or 28, 1998, 1999 and 2000 and the nine-month periods ended November 30, 1999 and 2000. Additional earnings of $13.2 million, $96.1 million, $8.9 million, $7.9 million and $11.4 million were necessary to provide a 1:1 coverage ratio for the years ended February 29 or 28, 1998, 1999 and 2000 and for the nine-month periods ended November 30, 1999 and 2000, respectively. For the purpose of these calculations, "earnings" consist of income before taxes, plus fixed charges, and "fixed charges" consist of interest expense incurred and the amortization of capitalized expenses related to indebtedness..

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Notes or the common stock into which the Notes are convertible. The selling holders will receive all of the net proceeds from the sale of the Notes and the common stock into which the Notes are convertible, which they respectively own.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The Nasdaq National Market under the symbol "MANU." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market for the periods indicated.

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR 2000
  First Quarter.............................................  $ 5.63    $ 2.63
  Second Quarter............................................    8.00      4.34
  Third Quarter.............................................    8.94      4.53
  Fourth Quarter............................................   29.06      8.50
FISCAL YEAR 2001
  First Quarter.............................................  $35.13    $12.53
  Second Quarter............................................   46.66     11.25
  Third Quarter.............................................   66.06     30.88
  Fourth Quarter............................................   64.38     26.94
FISCAL YEAR 2002
  First Quarter (March 1 through March 7)...................  $31.38    $21.50

     On March 7, 2001, the last reported sale price of our common stock as reported on The Nasdaq National Market was $26.94 per share. On March 7, 2001, there were approximately 370 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock. We currently anticipate that we will retain earnings to support our operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends for the foreseeable future. We have an unsecured committed revolving credit facility with a commercial bank that will expire on September 30, 2001, unless it is renewed. Under the terms of the credit facility, we are prohibited from declaring or paying cash dividends on our common stock.

                                SELLING HOLDERS

     We originally issued the Notes to, and the Notes were sold by, the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act or to persons other than U.S. persons. Selling holders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and common stock into which the Notes are convertible. We agreed to use reasonable efforts to keep the registration statement effective until October 20, 2002. Our registration of the Notes and the shares of common stock into which the Notes are convertible does not necessarily mean that the selling holders will sell any or all of the Notes or the shares of the common stock into which the Notes are convertible.

     The following table sets forth information, as of March 9, 2001, with respect to the selling holders and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this Prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Because the selling holders may offer all or some portion of the Notes or the common stock, no estimate can be given as to the amount of the Notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

     Each selling holder proposes to sell up to all of the common stock issuable to such holder upon conversion of the Notes.

                                                            PRINCIPAL AMOUNT      COMMON STOCK
                                                                OF NOTES          ISSUABLE UPON
                                                           BENEFICIALLY OWNED     CONVERSION OF
                     SELLING HOLDER                           AND OFFERED         THE NOTES(1)
                     --------------                        ------------------   -----------------
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer......     $     14,000                317
1976 Distribution Trust FBO Jane A. Lauder...............           14,000                317
AAM/Zazoye Institutional Income Fund L.P. (BS)...........        1,000,000             22,695
ACM Offshore Fund........................................        1,150,000             26,099
AFTRA Health Fund........................................          166,000              3,767
AIG/National Union Fire Insurance........................          550,000             12,482
Alexandra Global Investment Fund 1 Ltd...................        7,000,000            158,865
American Motorist Insurance Corporation..................          528,000             11,982
American Skandia Trust...................................          100,000              2,269
Arapahoe County Colorado.................................           52,000              1,180
B.C. McCabe Foundation...................................          150,000              3,404
BNP Cooper Neff Convertible Securities Fund, L.P.........          214,000              4,856
BNP Paribas Equity Strategies, Inc.......................        1,286,000             29,185
Boulder II Limited.......................................       15,800,000            358,581
BP Amoco PLC, Master Trust...............................          933,000             21,174
British Virgin Island Social Security Board..............           40,000                907
Brown & Williamson Tobacco Master Retirement Trust.......           33,000                748

                                                            PRINCIPAL AMOUNT      COMMON STOCK
                                                                OF NOTES          ISSUABLE UPON
                                                           BENEFICIALLY OWNED     CONVERSION OF
                     SELLING HOLDER                           AND OFFERED         THE NOTES(1)
                     --------------                        ------------------   -----------------
CIBC World Markets.......................................        4,500,000            102,127
City of New Orleans......................................          217,000              4,924
City University of New York..............................          129,000              2,927
Credit Research & Trading LLC............................        3,875,000             87,943
Delaware PERS............................................          635,000             14,411
Deutsche Banc Alex. Brown Inc............................       11,733,000            266,280
Elf Aquitaine............................................          100,000              2,269
F.R. Convt Sec Fn........................................           35,000                794
Grady Hospital Foundation................................          113,000              2,564
Greyhound Amalgamated Trust..............................           75,000              1,702
HFR Master Fund Ltd......................................          120,000              2,723
Hotel Union & Hotel Industry of Hawaii...................          345,000              7,829
ICI American Holdings Trust..............................          340,000              7,716
Island Holdings..........................................           30,000                680
ITG, Inc.................................................          144,000              3,268
J.P. Morgan Securities, Inc. ............................       45,000,000          1,021,276
Jefferies & Company Inc..................................            8,000                181
JMG Capital Partners, LP.................................        2,500,000             56,737
JMG Triton Offshore Fund, Ltd............................        3,750,000             85,106
Julius Baer Securities Inc...............................          387,000              8,782
KBC Financial Products USA...............................        1,100,000             24,964
LDG Limited..............................................          500,000             11,347
Lexington Vantage Fund...................................           50,000              1,134
Lipper Convertibles, L.P. ...............................        9,633,000            218,621
Local Initiatives Support Corporation....................           50,000              1,134
Lord Abbett Bond Debenture Fund..........................        5,000,000            113,475
Mainstay Convertible Fund................................        1,865,000             42,326
Mainstay Strategic Value Fund............................          250,000              5,673
Mainstay VP Convertible Portfolio........................          411,000              9,327
McMahan Securities Co. L.P. .............................        1,998,000             45,344
Merrill Lynch Insurance Group............................          230,000              5,219
MSD Portfolio LP -- Investments..........................       16,125,000            365,957
Municipal Employees......................................          118,000              2,678
Nabisco Holdings.........................................           32,000                726
Nalco Chemical Company...................................          175,000              3,971
New Orleans Firefighters Pension/Relief Fund.............          116,000              2,632
New York Life Separate Account #7........................          275,000              6,241
Occidental Petroleum Corporation.........................          212,000              4,811
Onex Industrial Partners Limited.........................        8,035,000            182,354
Oxford, Lord Abbett & Co.................................          900,000             20,425
Pebble Capital Inc.......................................        3,215,000             72,964
PGEP IV, LLC.............................................           81,000              1,838
Policemen and Firemen Retirement System of the City of
  Detroit................................................          586,000             13,299
Pro-Mutual...............................................          557,000             12,641
R(2) Investments, LDC....................................        7,500,000            170,212
Raytheon Master Pension Trust............................          574,000             13,026
RJR Reynolds.............................................          100,000              2,269
Salomon Brothers Asset Management, Inc...................        8,000,000            181,560
San Diego County Employees Retirement Association........        1,950,000             44,255
Shell Pension Trust......................................          463,000             10,507
Silvercreek Limited Partnership..........................        6,750,000            153,191
Southern Farm Bureau Life Insurance......................          370,000              8,397

                                                            PRINCIPAL AMOUNT      COMMON STOCK
                                                                OF NOTES          ISSUABLE UPON
                                                           BENEFICIALLY OWNED     CONVERSION OF
                     SELLING HOLDER                           AND OFFERED         THE NOTES(1)
                     --------------                        ------------------   -----------------
Starvest Combined Portfolio..............................          675,000             15,319
State of Maryland Retirement System......................        2,713,000             61,571
State of Oregon -- Equity................................        2,030,000             46,070
The Class 1C Company Ltd. ...............................        2,000,000             45,390
The Estate of James Campbell.............................          318,000              7,217
The Grable Foundation....................................          100,000              2,269
TQA Master Fund, Ltd.....................................        4,275,000             97,021
TQA Master Plus Fund, Ltd................................        1,000,000             22,695
Tribeca Investments LLC..................................        2,000,000             45,390
UBS AG London Branch.....................................       17,500,000            397,163
Van Kampen Harbor Fund...................................        5,340,000            121,191
Viacom Inc. Pension Plan Master Trust....................           48,000              1,089
Zeneca AG Products Inc...................................           61,000              1,384
Zeneca Holdings Trust....................................          170,000              3,858
Zurich Institutional Benchmarks Master Fund L.P. ........          130,000              2,950
                                                              ------------          ---------
          Total..........................................     $218,647,000            492,162
                                                              ============          =========

---------------
(1) Assumes a conversion rate of approximately 22.695 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

     To the best of our knowledge, none of the Selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the Notes in a private transaction. All of the Notes and the shares of common stock into which the Notes are convertible are "restricted securities" under the Securities Act.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the conversion price, and therefore the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees, or donees or their successors, may sell the Notes and the common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes and the common stock into which the Notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise;

     - by pledge to secure debts and other obligations;

     - through the settlement of short sales; or

     - a combination of any of the above transactions.

     In connection with the sale of the Notes and the common stock into which the Notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock into which the Notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock into which the Notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes or common stock into which the Notes are convertible offered by them will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on The Nasdaq National Market and can give no assurance about the development of any trading market for the Notes.

     In order to comply with the securities laws of some states, if applicable, the Notes and common stock into which the Notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock into which the Notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section of 2(11) of the Securities Act will be subject to the Prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. A selling holder may not sell, transfer, gift, or otherwise dispose of any Notes or common stock described in this Prospectus by any means other than as described in this Prospectus.

     To the extent required, the specific Notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this Prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the Notes to register their Notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the common stock, including liabilities under the Securities Act.

     A Prospectus has not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of Notes in such jurisdictions. The Notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                              DESCRIPTION OF NOTES

     The Notes were issued under an Indenture between Manugistics Group, Inc. and State Street Bank and Trust Company, as trustee. The following description is only a summary of the material provisions of the Indenture, the Notes and the registration rights agreement. We urge you to read the Indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "Manugistics" include only Manugistics Group, Inc. and not its subsidiaries.

GENERAL

     We issued the Notes with a principal amount of $250,000,000. The Notes are unsecured, subordinated obligations of Manugistics and will mature on November 1, 2007, unless earlier redeemed at our option as described under "-- Optional Redemption of the Notes" or repurchased by us at a holder's option upon a change in control of Manugistics as described under "-- Right to Require Purchase of Notes upon a Change in Control." Interest on the Notes will accrue at the rate per annum shown on the cover page of this Prospectus and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2001. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding April 15 and October 15, whether or not this day is a business day. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Indenture does not contain any restriction on:

     - the payment of dividends;

     - the issuance of Senior Indebtedness (as defined below) or other indebtedness; or

     - the repurchase of securities of Manugistics;

and does not contain any financial covenants. Other than as described under "-- Right to Require Purchase of Notes upon a Change in Control," the Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of Manugistics.

     We will pay the principal of, premium, if any, and interest on the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $5,000,000 aggregate principal amount of Notes. Except under the limited circumstances described below, the Notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more Global Notes. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

CONVERSION RIGHTS

     A holder may, at any time after January 18, 2001 and before the close of business on October 31, 2007, convert a Note or any portion of a Note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at the conversion price of $44.0625 per share (which is equivalent to a conversion rate of approximately 22.695 shares per $1,000 principal amount of Notes), unless the Note or a portion of the Note has been previously redeemed or repurchased. The right to convert a Note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "-- Optional Redemption of the Notes." If a holder of a Note has delivered notice of its election to have the Note repurchased as a result of a Change in Control, the Note may be converted only if the notice of election is withdrawn as described under "-- Right to Require Purchase of Notes upon a Change in Control."

     We will adjust the conversion price if (without duplication):

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide, combine or reclassify our common stock;

          (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

          (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), securities, cash, property, rights, warrants or options, excluding:

        - those rights, warrants or options referred to in clause (3) above;

        - any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and

        - any dividend or distribution referred to in clause (1) above;

          (5) we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding twelve months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

          (6) we complete a repurchase (including by way of a tender offer) of our common stock which involves an aggregate consideration that, together with:

        - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

        - the amount of any all-cash distributions to all holders of our common stock made within the preceding twelve months,

     exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each Note then outstanding would, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the Note.

     We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

     Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the Notes.

     In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

     The payment of the principal or, premium, if any, and interest on the Notes will, to the extent described in the Indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the Notes will be entitled to receive any payment in respect of the Notes, when there is a payment or distribution of assets to creditors upon our:

     - liquidation;

     - dissolution;

     - winding up;

     - reorganization;

     - assignment for the benefit of creditors;

     - marshaling of assets;

     - bankruptcy;

     - insolvency; or

     - similar proceedings.

     In addition, because our subsidiaries are not obligated under the Notes, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     No payments on account of the Notes or on account of the purchase or acquisition of Notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness other than a payment default that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the Trustee and Manugistics receive the notice required by the Indenture, no payments may be made on the Notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the Notes may recover less ratably than holders of our Senior Indebtedness.

     "Senior Indebtedness" means:

     - the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations of us to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement;

     - commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

     - all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

     - all of our obligations for the payment of money relating to capitalized lease obligations;

     - any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

     - renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee, other than any indebtedness or other obligation of ours that by its terms is not superior in right of payment to the Notes.

     "Designated Senior Indebtedness" means our obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated Senior Indebtedness for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions of the right of such senior debt to exercise the rights of Designated Senior Indebtedness.

     As of December 31, 2000, we had no indebtedness that would have constituted Senior Indebtedness. We expect from time to time to incur additional indebtedness. The Indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness. See "Risk Factors -- We may not be able to repurchase the Notes in the event of a change in control."

OPTIONAL REDEMPTION OF THE NOTES

     At any time on or after November 7, 2003, we may redeem the Notes in whole, or from time to time, in part, at our option on at least 30 days' notice if the trading price of our common stock for 20 trading days in a period of 30 consecutive trading days ending on the day prior to the mailing of notice of redemption exceeds 120% of the conversion price of the Notes. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                                                              REDEMPTION
                     REDEMPTION PERIOD                          PRICE
                     -----------------                        ----------
November 7, 2003 through October 31, 2004...................    103.0%
November 1, 2004 through October 31, 2005...................    102.0%
November 1, 2005 through October 31, 2006...................    101.0%

and 100% of the principal amount on and after November 1, 2006.

     If we opt to redeem less than all of the Notes at any time, the trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

MANDATORY REDEMPTION

     Except as set forth below under "-- Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a Change in Control (as defined below) occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the Change in Control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

     "Change in Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Manugistics and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, (a "Group"); (ii) the approval by the holders of capital stock of Manugistics of any plan or proposal for the liquidation or dissolution of Manugistics (whether or not otherwise in compliance with the provisions of the applicable indenture); (iii) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Manugistics' issued and outstanding voting stock of, or any successor to, all or substantially all of Manugistics' assets; or (iv) the first day on which a majority of the members of Manugistics' board of directors are not Continuing Directors.

     The definition of Change in Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Manugistics and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Manugistics to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Manugistics and its subsidiaries taken as a whole to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the board of directors of Manugistics who (i) was a member of such board of directors on the date of the original issuance of the Notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

     We may not repurchase any Note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making payments of principal in respect of the Notes. If we fail to repurchase the Notes when required under the preceding paragraph, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 30th day after the Change in Control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the Change in Control, stating:

     - the repurchase date;

     - the date by which the repurchase right must be exercised;

     - the repurchase price for the Notes; and

     - the procedures which a holder of Notes must follow to exercise the repurchase right.

     To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

     The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a Change in Control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the Indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the Notes, including any repurchase at the election of the holders of Notes upon the occurrence of a Change in Control, if a payment default on our Senior Indebtedness has occurred and is continuing, or if our Senior Indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of Notes following the occurrence of a Change in Control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk
Factors -- We may not be able to repurchase the Notes in the event of a change in control."

     If a Change in Control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

     The term "beneficial owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

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

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the Notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     - we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the Notes by means of a supplemental Indenture entered into with the trustee; and

     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Manugistics under the Indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the Notes.

MODIFICATION AND WAIVER

     We and the trustee may enter into one or more supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental Indenture may, among other things:

     - change the stated maturity of the principal of, or any installment of interest on, any Note;

     - reduce the principal amount of, or the premium or rate of interest on, any Note;

     - change the currency in which the principal of any Note or any premium or interest is payable;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

     - adversely affect the right provided in the Indenture to convert any Note;

     - modify the subordination provisions of the Indenture in a manner adverse to the holders of the Notes;

     - modify the provisions of the Indenture relating to our requirement to offer to repurchase Notes upon a Change in Control in a manner adverse to the holders of the Notes;

     - reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

     - waive a default in the payment of principal of, or any premium or interest on, any Note.

     The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

     - waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

     - waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

     Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental Indentures for any of the following purposes:

     - to cure any ambiguity, omission, defect or inconsistency in the Indenture;

     - to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the Notes;

     - to make any change that does not adversely affect the rights of any holder of the Notes;

     - to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

     - to complete or make provision for certain other matters contemplated by the Indenture.

EVENTS OF DEFAULT

     Each of the following is an "event of default":

          (1) a default in the payment of any interest upon any of the Notes when due and payable, continued for 30 days;

          (2) a default in the payment of the principal of and premium, if any, on any of the Notes when due, including on a redemption date;

          (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes;

          (4) a default by us in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

          (5) events of bankruptcy, insolvency or reorganization of Manugistics or any Significant Subsidiary of Manugistics.

     If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding Notes will automatically become immediately due and payable.

     "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Securities Exchange Act.

     Within 90 days after a default, the trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

     The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the Indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a Note in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the Notes unless it complies with the conditions provided in the Indenture, including:

     - holders of at least 25% in principal amount of the outstanding Notes have requested the trustee to pursue the remedy; and

     - holders have offered the trustee security or indemnity satisfactory, to the trustee against any loss, liability or expense.

     We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the Indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY, DELIVERY AND FORM

     We issued the Notes sold in the United States in reliance on Rule 144A, or in offshore transactions in reliance on Regulation S, in the form of Global Notes. The Global Notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the Notes and registered in the name of the depositary or its nominee. The DTC was the initial depositary.

     Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and who purchase Notes in reliance on Rule 144A under the Securities Act may hold their interests in a Global Note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Investors who purchase Notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a Global Note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of, the Euroclear System and Clearstream Banking, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and/or Clearstream Banking will hold interests in a Global Note on behalf of their participants through their respective depositaries, which in turn will hold the interests in a Global Note in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A., is acting initially as depositary for Clearstream Banking and The Chase Manhattan Bank is acting initially as, depositary for Euroclear.

     Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to the procedures established by DTC (1) upon the issuance of a Global Note, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts credited were designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive Notes and will not be considered to be the owners or holders of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

     We will make payments of the principal of, and interest on, the Notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

     Unless and until it is exchanged in whole or in part for definitive Notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive Note for any reason, including to sell Notes to persons in jurisdictions which require physical delivery or to pledge Notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate the principal amount of the Notes as to which the participant or participants has or have given direction. However, if there is an event of default under the Notes, DTC will exchange the Global Notes for definitive Notes, which it will distribute to its participants. These definitive Notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among their participants, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the Trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive Notes in exchange for the Global Notes. The definitive Notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

CONVERTIBLE NOTES

     In October and November 2000, we issued an aggregate $250,000,000 of 5% Convertible Subordinate Notes due in November 2007. The Notes are convertible into shares of common stock at a conversion price of $44.0625 per share at any time on or 90 days following the last day of original issuance through maturity, unless previously redeemed or repurchased. We may redeem some or all of the Notes at any time on or after November 7, 2003 at the redemption prices set forth in this Prospectus, if the closing price of our stock exceeds 120% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the redemption notice. Interest is payable semiannually.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement between us and the holders of the Notes, we agreed to, at our cost:

     - on or prior to January 18, 2001, file a shelf registration statement with the SEC covering resales of the Notes and the common stock issuable on conversion of the Notes;

     - use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than April 18, 2001; and

     - use all reasonable efforts to keep the shelf registration statement effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

     We have the right to suspend use of the shelf registration statement, during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then we will pay liquidated damages to all holders of Notes and all holders of common stock issued on conversion of the Notes equal to 0.5% of the aggregate principal amount of Notes per annum until such failure is cured.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     - will be required to be named as selling security holder;

     - will be required to deliver a Prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

     We refer to the Notes and the common stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement or supplement to, the related Prospectus to permit the holder to deliver a Prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the Prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.002 per share, and 4,620,253 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of February 28, 2001, there were 66,680,600 shares of our common stock outstanding held of record by approximately 373 holders.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Holders of our common stock do not have the right to cumulate their votes. Directors are elected by a plurality of votes cast; all other matters are approved by a majority of the votes cast.

     Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights and no right to convert our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 4,620,253 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

LIMITATION ON LIABILITY

     Our certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of such person's duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     - for any transaction resulting in receipt by such person of an improper personal benefit.

     Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We also have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Our by-laws provide for the division of our board of directors into three classes. Each class must be as nearly equal in number as possible. Additionally, each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year over a three-year period. Any director not elected by holders of preferred stock may be removed only for cause and only by the vote of more than 67% of the shares entitled to vote for the election of directors.

     Our certificate of incorporation provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. Further, our board of directors may determine the terms, conditions, rights, privileges and preferences of the preferred stock. Our board is required to exercise its business judgment when making such determinations. Our board of directors' use of the preferred stock may inhibit the ability of third parties to acquire Manugistics. Additionally, our board may use the preferred stock to dilute the common stock of entities seeking to obtain control of Manugistics. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. Our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may have the effect of discouraging, delaying or preventing a change in control of Manugistics. We have no present plans to issue any shares of preferred stock. The existence of the foregoing provisions in our certificate of incorporation and by-laws could make it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock.

     Section 203 of the Delaware General Corporation Law applies to Manugistics.
Section 203 of the Delaware General Corporation Law generally prohibits certain "business combinations" between a Delaware corporation and an "interested stockholder." An "interested stockholder" is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

     - mergers;

     - consolidations;

     - sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

     - certain transactions that would increase the "interested stockholder's" proportionate share ownership in the corporation.

     The statute prohibits any such business combination for a period of three years commencing on the date the "interested stockholder" becomes an "interested stockholder," unless:

     - the business combination is approved by the corporation's board of directors prior to the date the "interested stockholder" becomes an "interested stockholder"; or

     - the "interested stockholder" acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an "interested stockholder" if the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. We have not and do not currently intend to "elect out" of the application of
Section 203 of the Delaware General Corporation Law.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold Notes and common stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person ("U.S. Holders"). Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the Notes who purchase the Notes at their "issue price" as defined in
Section 1273 of the Code and certain tax considerations applicable to subsequent purchasers of the Notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

TAXATION OF INTEREST

     Interest paid on the Notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a Note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such Note (or the timing of such recognition) if the likelihood of the payment, as of the date the Notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under "Description of Notes-Registration Rights" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his Notes in the event of a Change in Control. We believe that the likelihood of a liquidated damages payment with respect to the Notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any Note. Similarly, we intend to take the position that a Change in Control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "Change in Control" as affecting the yield to maturity of any Note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of Notes. There can be no assurance that the IRS will agree with such positions. Our determination that there is a remote likelihood of paying additional interest on the Notes is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange (other than a conversion) or redemption of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     The resale of the Notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the Notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the Notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the Notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires Notes at a market discount to treat as ordinary income any gain recognized on the disposition of such Notes to the extent of the "accrued market discount" on such Notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A holder who acquires Notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Notes until such Notes are disposed of in a taxable transaction. If a holder acquires Notes with market discount and receives our common stock upon conversion of such Notes, the amount of accrued market discount not previously included in income with respect to the converted Notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

     Under the President's fiscal year 2001 budget proposal, accrual basis taxpayers could be required to accrue market discount currently, subject to certain limitations. No such legislation is currently pending.

AMORTIZABLE PREMIUM

     A holder who purchases a Note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the Note's maturity date under a constant-yield method that reflects semiannual compounding based on the Note's payment period. Amortizable premium, however, will not include any premium attributable to a Note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the Note's purchase price over what the Note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a Note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

DEDUCTIBILITY OF INTEREST

     Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

     - issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

     - subordinated;

     - convertible directly or indirectly into the stock of the issuing corporation; and

     - issued by a corporation that has a debt to equity ratio that exceeds 2 to 1.

     Our ability to deduct all of the interest payable on the Notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the Notes was not determinative in our issuance of the Notes pursuant to this offering.

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the Notes will be adversely affected by these rules.

CONVERSION OF THE NOTES

     A U.S. Holder generally should not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock and with respect to market discount, as described above under "Market Discount." A U.S. Holder's tax basis in the common stock received on conversion of a Note should be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DISTRIBUTIONS ON COMMON STOCK

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction.

ADJUSTMENT OF CONVERSION PRICE

     Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of Notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a Note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's taxpayer identification number ("TIN")) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

     Treasury Regulations, generally effective after December 31, 2000, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. U.S. Holders should consult their own tax advisors concerning the application of the new withholding regulations.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

TAXATION OF INTEREST

     In general, subject to the discussion below concerning backup withholding: payments of interest on the Notes by us or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of our total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code,
(ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

     Interest on Notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to in (iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

     Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of Notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the U.S. and if interest on the Note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from any applicable withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

CONVERSION OF THE NOTES

     A Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the conversion of a Note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a Note or common stock. See "Sale, Exchange or Redemption of the Notes or Common Stock" below.

ADJUSTMENT OF CONVERSION PRICE

     The conversion price of the Notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the Notes. See "U.S.
Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

DISTRIBUTIONS ON COMMON STOCK

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. Holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules. However, prior to January 1, 2001, for purposes of an applicable tax treaty, if a stockholder's address is outside the United States it will be assumed that such stockholder is a citizen or resident of that country absent the payor's knowledge to the contrary.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES OR COMMON STOCK

     A Non-U.S. Holder of a Note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such Note or common stock unless

(i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of a Note or common stock held by a person who holds more than 5% of our stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future.

U.S. FEDERAL ESTATE TAX

     A Note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the Notes and common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In the case of payments of interest on a Note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

     Dividends on common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a Note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a Note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a Note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

     As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A Non-U.S. Holder of a Note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to Notes or common stock after December 31, 2000.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes and the common stock issuable upon conversion of the Notes offered by this Prospectus are being passed upon for Manugistics by Dilworth Paxson LLP, Philadelphia, Pennsylvania. Joseph H. Jacovini, Chairman and a member of Dilworth Paxson LLP, is a member of the board of directors of Manugistics. On February 28, 2001, Mr. Jacovini was the beneficial owner of 142,000 shares of common stock (including 2,672 shares of common stock held by his spouse and a total of 76,328 shares of common stock issuable upon exercise of certain options).

                                    EXPERTS

     The consolidated financial statements of Manugistics as of February 29, 2000 and February 28, 1999 and for each of the three years in the period ended February 29, 2000, incorporated in this Prospectus by reference from the Manugistics Annual Report on Form 10-K for the period ended February 29, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing. The consolidated financial statements give retroactive effect to the merger of Manugistics and TYECIN Systems, Inc. ("TYECIN"), which has been accounted for as a pooling of interests as described in Note 11 to the consolidated financial statements. We did not audit the statements of income, stockholders' equity and cash flows of TYECIN for the year ended December 31, 1997, which consolidated statements reflect total revenues of $4,597,200 for the year ended December 31, 1997. Those consolidated statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it related to the amounts included for TYECIN for 1997 is based solely upon the report of such auditors.

     The consolidated balance sheets of Talus Solutions and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of TYECIN Systems, Inc., not separately presented in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants whose report thereon is incorporated by reference herein. Such consolidated financial statements, to the extent they have been included in the financial statements of Manugistics, have been so incorporated by reference in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Internet website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K for the year ended February 29, 2000;

     - Current Report on Form 8-K, filed March 2, 2000;

     - Current Report on Form 8-K, filed April 27, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended May 31, 2000;

     - Current Report on Form 8-K, filed September 22, 2000;

     - Current Report on Form 8-K/A, filed October 10, 2000;

     - Current Report on Form 8-K, filed October 11, 2000;

     - Current Report on Form 8-K/A, filed October 11, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended August 31, 2000;

     - Current Report on Form 8-K, filed October 20, 2000;

     - Current Report on Form 8-K, filed November 1, 2000;

     - Current Report on Form 8-K, filed November 2, 2000;

     - Current Report on Form 8-K, filed November 8, 2000;

     - Current Report on Form 8-K, filed November 28, 2000;
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

     - Current Report on Form 8-K, filed December 7, 2000;

     - Current Report on Form 8-K, filed December 8, 2000;

     - Current Report on Form 8-K, filed December 21, 2000;

     - Current Report on Form 8-K, filed December 22, 2000;

     - Current Report on Form 8-K, filed January 4, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended November 30, 2000;

     - Current Report on Form 8-K/A, filed January 16, 2001;

     - Current Report on Form 8-K, filed January 18, 2001;

     - Current Report on Form 8-K, filed March 7, 2001;

     - Current Report on Form 8-K, filed March 8, 2001; and

     - The description of our common stock contained in our Registration Statement on Form 8-A, as amended, including any amendment or report filed to update the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                            MANUGISTICS GROUP, INC.
                           2115 EAST JEFFERSON STREET
                              ROCKVILLE, MD 20852
                                 (301) 984-5000

     This Prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

     We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this Prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. This Prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this Prospectus is, except where otherwise specified, current as of March 12, 2001. You should not assume that this Prospectus is accurate as of any other date.

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